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EXHIBIT 3.3

(On Carlton, Fields, Ward, Emmanuel, Smith & Cutler, P.A. LETTERHEAD)




03/19/96


Nuveen Tax-Free Unit Trust, Series 852
Florida Insured Trust 224
John Nuveen & Co. Incorporated
333 W. Wacker Drive
Chicago, Illinois  60606

Attn:  James J. Wesolowski, Esquire
       Vice President, General Counsel
       and Secretary

        Re:
             Florida Insured Trust 224

Gentlemen:

    We have acted as special Florida counsel to Nuveen Tax-Free Unit Trust, Series 852 including the above-captioned trust (the "Fund") in connection with the issuance by the Fund of units of fractional undivided interests in the Fund (the "Units"). In that connection, you have requested our opinion as to the application of Florida state and local taxes to the Trust (as hereinafter defined) and to investors who purchase units in the Trust.

    We have not been furnished with a copy of the Registration Statement or the prospectus, which is a part of the Registration Statement, relating to the issuance by the Fund of the Units. However, you have authorized us to assume that the proposed offer and sale of the Units, including the units of the Florida Trust, will be carried out in that same manner and upon the same terms and conditions as those described in any prospectus for a previous Nuveen Tax-Free Unit Trust that contained a Florida Insured Trust.
In addition, you have authorized us to assume and we have assumed that:

    (a) The Fund has been organized under a Trust Indenture and Agreement between John Nuveen & Co., Incorporated (the "Depositor") and The Chase Manhattan Bank, N.A. (the "Trustee").

    (b) The Fund will issue the Units in several State Trusts; one of which is the Florida Insured Trust (the "Trust").

    (c) The Units will be purchased by various investors who may be individuals or corporations.

    (d) Each Unit of the Trust represents a fractional undivided interest in the principal and net income of the Trust in the ratio of ten Units for each $1,000 principal amount of the obligations initially acquired by the Trust.

    (e) Each Trust will be administered as a distinct entity with separate certificates, investments, expenses, books, and records.

    (f) The assets of the Trust will consist solely of interest-bearing obligations issued by or on behalf of the State of Florida, its political subdivisions, and authorities or by the Commonwealth of Puerto Rico, Guam or the Virgin Islands.

    (g) Distributions of interest received by the Trust will be made semi-annually, unless the Unitholder elects otherwise.

    (h) The interest on all Bonds in the Trust will be exempt from Federal income tax.(N.1)

    (i) The Bonds have been issued in strict compliance with all requirements of Florida, Federal or territorial law.

    (j) The Fund is a registered investment company under the Investment Company Act of 1940, as amended.


    In rendering our opinion, you have advised us that Messrs. Chapman and Cutler have rendered the following opinions and have authorized us to rely upon such opinions and we have relied upon such opinions that:

    (a) The Trust will not be taxable as an association but will be governed by the provisions of Subchapter J (relating to trusts) of Chapter 1 of the Internal Revenue Code of 1986, as amended.

    (b) Each Unitholder will be considered as owning a pro-rata share of each asset of the Trust to which such Unit relates in the proportion that the number of Units of the Trust held by him bears to the total number of outstanding Units of the Trust and will be subject to Federal income tax on the income therefrom under the provisions of Subpart E of Subchapter J of Chapter 1 of the Internal Revenue Code of 1986, as amended.

    (c)  The Trust will not be subject to Federal income taxes.

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    (d)  For Federal income tax purposes, each item of Trust income will have the same character in the hands of a Unitholder as it would have in the hands of the Trustee. Accordingly, to the extent that the income of the Trust consists of interest excludable from Federal gross income under Section 103 of the Internal Revenue Code of 1986, as amended, such income will be excludable from Federal gross income of the Unitholders.

    (e) For Federal income tax purposes, each Unitholder will have a taxable event when, upon redemption or sale of his Units, he receives cash or other property. Gain or loss will be measured by comparing the proceeds of such a redemption or sale with the Unitholder's adjusted basis for the Unit. Before adjustment, generally this basis would be cost, if the Unitholder had purchased his Units, plus his share of certain advances by the Trustee to the Trust and certain accrued original issue discount. For Federal income tax purposes, if the Trustee disposes of a Trust asset (whether by sale, payment on maturity, retirement, or otherwise), gain or loss will be recognized by each Unitholder, and such gain or loss is computed by measuring the Unitholder's aliquot share of the total proceeds from the transaction against his basis for his fractional interest in the asset disposed of (such basis being determined by apportioning the basis for his Units among all of the Trust's assets ratably according to their values as of the valuation date nearest the date on which he purchased the Units). A Unitholder's basis in his Units and the basis for his fractional interest in each Trust asset must be reduced by the amount of his aliquot share of interest received, if any, on Bonds delivered after the Unitholder's settlement date to the extent that such interest accrued on the Bonds during the period from the Unitholder's settlement date to the date such Bonds are delivered to the Trust and must be reduced annually by amortization of premiums, if any, on obligations held by the Trust.

    For the purposes of this letter:

    (a) "Florida Code" shall mean the Florida Income Tax Code, Chapter 220, Florida Statutes, as amended. In the Florida Income Tax Code, Chapter 220, Florida Statutes, the Florida Legistature has adopted, retroactively to January 1, 1995, the Internal Revenue Code of 1986, as amended and in effect on January 1, 1995, as the Internal Revenue Code under which a Corporate Unitholder must compute its income for purposes of Florida corporate income taxation.

    (b) "Code" shall mean the Internal Revenue Code of 1986, as amended and in effect on January 1, 1995.

    (c) "Non-Corporate Unitholder" shall mean a Unitholder of the Florida Trust who is an individual not subject to the income tax on corporations imposed by the Florida Code.

    (d) "Corporate Unitholder" shall mean a Unitholder of the Florida Trust that is a corporation subject to the income tax on corporations imposed by the Florida Code.

    (e) "Nonbusiness Income" is defined in the Florida Code and shall mean rents and royalties from real or tangible personal property, capital gains, interest, dividends, and patent and copyright royalties, to the extent that they do not arise from transactions and activities in the regular course of a Corporate Unitholder's trade or business. The term Nonbusiness Income does not include income from tangible and intangible property if the acquisition, management, and disposition of the property constitute integral parts of a Corporate Unitholder's regular trade or business operations, or any amounts which could be included in apportionable income without violating the due process clause of the United States Constitution. For purposes of this definition, "income" means gross receipts less all expenses directly or indirectly attributable thereto.

    (f) "Commercial domicile" shall mean the place that a corporation maintains its principal place of business. The term "commercial domicile" is not specifically defined in Florida law for Florida corporate income tax purposes. However, the Florida Supreme Court has on at least two occasions attributed meaning to this phrase, and recently enacted legislation amending Florida's intangible personal property tax law defines this phrase. The Court has implied that a corporation's commercial domicile is its principal place of business, Department of Revenue v. Amrep Corp., 358 So.2d 1343, 1350 (Fla. 1978). The Court also stated in another case that a particular corporation's domicile was in New York City where its head office and the actual seat of its over-all business government was located and from where its executive officers regularly exercised their complete authority and controlled and directed all activities of the corporation, wherever carried on. Gay v. Bessemer Properties, Inc., 32 So.2d 587, 591 (Fla. 1947). In recently enacted legislation, a corporation is considered to acquire a commercial domicile in Florida "when it maintains its chief or principal office in [Florida] where executive or management functions are performed or where the course of business operations is determined." Section 199.175
(1)(b), Florida Statutes (1989).

    Based solely upon the assumptions you have permitted us to make and the opinions of Messrs. Chapman and Cutler upon which you have authorized us to rely, we are of the opinion that:

    (a) For Florida state income tax purposes, the Trust will not be subject to the income tax imposed by the Florida Code so long as the Trust has no income subject to federal income taxation. In addition, political sub-divisions of Florida do not impose any income taxes.

    (b) Because Florida does not impose an income tax on individuals, Non-Corporate Unitholders will not be subject to any Florida income tax on income realized by the Trust. Each Corporate Unitholder will be subject to Florida income taxation on its share of the income realized by the Trust notwithstanding the tax exempt status of the interest received from any bonds under Section 103(a) of the Code or any other federal law, unless the interest income constitutes Nonbusiness Income. Nevertheless, any Corporate Unitholder that has its commercial domicile in Florida will be taxable under the Florida Code on its share of the Trust income which constitutes Nonbusiness Income.

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    (c)  A Non-Corporate Unitholder will not be subject to Florida income taxation with respect to gain realized when Bonds held in the Trust are sold, redeemed, or paid at maturity. A Corporate Unitholder will be subject to Florida income taxation with respect to gain realized on such a sale, redemption, or payment at maturity of a Bond held by the Trust, except to the extent that the gain realized therefrom constitutes Nonbusiness Income. Nevertheless, to the extent that gains realized by a Corporate Unitholder arising from a sale, redemption, or payment at maturity constitute Nonbusiness Income, such gain will be taxable under the Florida Code if the Corporate Unitholder's commercial domicile is in Florida.

    (d) Any gain realized by a Non-Corporate Unitholder from the redemption, sale, or other disposition of a Unit will not be subject to Florida income tax. Any gain realized by a Corporate Unitholder from the redemption, sale, or other disposition of a Unit will be subject to Florida income tax except to the extent that the gain realized therefrom constitutes Nonbusiness Income. Nevertheless, to the extent that gain realized by a Corporate Unitholder arising from a sale, redemption, or other disposition of a Unit consitutes Nonbusiness Income, such gain will be taxable under the Florida Code if the Corporate Unitholder's commercial domicile is in Florida.

    (e) A Non-Corporate Unitholder will not be subject to Florida income taxation with respect to amounts paid under the Municipal Bond Investors Assurance Corporation insurance policies representing interest on defaulted obligations held by the Trustee. A Corporate Unitholder will be subject to Florida income taxation on its share of amounts paid under the Municipal Bond Investors Assurance Corporation insurance policies representing maturing interest on defaulted obligations held by the Trustee except to the extent that such payments constitute Nonbusiness Income as de-fined in the Florida Code. Nevertheless, any Corporate Unitholder that has its commercial domicile in Florida will be taxable under the Florida Code on its share of amounts paid under the Municipal Bond Investors Assurance Corporation insurance policies representing maturing interest on defaulted obligations held by the Trustee even if such payments constitute Nonbusiness Income.

    (f) A Non-Corporate Unitholder will not be subject to Florida income taxation with respect to gain realized with respect to amounts paid under the Municipal Bond Investors Assurance Corporation insurance policies representing principal on defaulted obligations held by the Trustee. A Corporate Unitholder will be subject to Florida income taxation with respect to gain realized on its share of amounts paid under the Municipal Bond Investors Assurance Corporation insurance policies representing principal on defaulted obligations held by the Trustee except to the extent that the gain realized constitutes Nonbusiness Income. Nevertheless, gain realized, by any Corporate Unitholder that has its commercial domicile in Florida, on such payments representing principal on defaulted obligations held by the Trustee, will be taxable under the Florida Code even if such payments constitute Nonbusiness Income.

    (g) Even if interest on indebtedness incurred or continued by a Unitholder to purchase Units in the Trust is not deductible for Federal income tax purposes, under Code section 265(a)(2) or any other law, it will be deductible, in effect, by Corporate Unitholders for Florida income tax purposes if interest earned on the Units is other than Nonbusiness Income. Nevertheless, if interest earned on the Units is Nonbusiness Income, any Corporate Unitholder that has its commercial domicile in Florida may reduce the amount of interest included as Nonbusiness Income by the amount of expenses directly or indirectly attributable thereto.

    (h) Trust Units will be subject to Florida estate tax only if owned by Florida residents and may be subjected to Florida estate tax if owned by other decendents. However, the Florida estate tax is limited to the amount of the credit allowable under the applicable Federal Revenue Act (currently Section 2011 (and in some cases Section 2102) of the Internal Revenue Code of 1986, as amended) for death taxes actually paid to the several states.

    (i) Neither the Bonds nor the Units will be subject to the Florida ad valorem tax or Florida sales or use tax.

    (j) Because Bonds issued by the State of Florida, its political subdivisions or by the Commonwealth of Puerto Rico, Guam, or the Virgin Islands, are exempt from Florida intangible personal property taxation under Chapter 199, Florida Statutes, the Trust will not be subject to Florida intangible personal property tax. In addition, the Unitholders will not be subject to Florida intangible personal property tax on the Units.

    (k) The sale, redemption, or other disposition by the Trust of Bonds issued by the State of Florida, the Commonwealth of Puerto Rico, Guam, or the Virgin Islands, will not subject either the Trust or the Unitholders to Florida documentary stamp tax.

    (l) The issuance and sale of the Units by the Trust will not subject either the Trust or the Unitholders to Florida documentary stamp tax.

    (m) The transfer of Units by a Unitholder will not be subject to Florida documentary stamp tax.

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    This opinion is limited to the law in effect as of the date hereof and we assume no responsibility for changes in the law that may become effective subsequent to the date of this opinion. Furthermore, this letter is not to be construed as a prediction of a favorable outcome with respect to any issue for which no favorable prediction is made herein, or as a guaranty of any tax result, or as offering an assurance or guaranty that a Florida state or local taxing authority might not differ with our conclusions, or raise other questions or issues upon audit, or that such action may not be judicially sustained.

    We have not examined any of the Bonds to be deposited in the Fund and held by the Trust, and we express no opinion as to whether the interest on any such Bonds would, in fact, be tax-exempt if directly received by a Unitholder; nor have we made any review of the proceedings relating to the issuance of the Bonds or the basis for the bond counsel opinions or the opinions of Messrs. Chapman and Cutler referred to herein.

    We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (File No. 333-01117) and to the reference to our firm in such Registration Statement and the Prospectus included therein. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, and the rules and regulations thereunder.

_______________________
(N.1) Section 2.01 of the Indenture provides that if the Depositor fails to deposit Bonds, through no fault of its own, the Depositor may, as provided in
Section 3.14 of said Indenture, purchase replacement bonds (referred to as "New Bonds") that will also be tax exempt bonds issued by the same states or their respective political subdivisions.


Very truly yours,



CARLTON FIELDS WARD EMMANUEL SMITH & CUTLER, P.A.
By: David P. Burke